[LOGO OMITTED] October 27, 2010
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
414.297.4900  FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
012156-0101

Via EDGAR System

Mr. Edward Bartz U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Post-Effective Amendment No. 33 to Form N-1A of The Primary Trend Fund, Inc.
(Filed on August 27, 2010)

Dear Mr. Bartz:

On behalf of our client, The Primary Trend Fund, Inc., a Wisconsin corporation (Investment Company Act File No. 811-04704), which consists of one portfolio, The Primary Trend Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced amendment to Form N-1A (the “Registration Statement”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

2. In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Fund has enclosed such statement with this letter.

Prospectus to the Registration Statement

Cover Page

3. The EDGAR version of the Registration Statement appears to have two front cover pages.  Please confirm that the first such page is not the cover page, or revise it to contain the required information.  On the second such page, please delete the sentence “Please read this Prospectus and keep it for future reference.”  Also, please delete the phone numbers for obtaining fund and account information.

Response:  The Fund confirms that the first page referenced is not the cover page, and it will not appear as the first page in subsequent EDGAR filings.  With respect to the proposed deletions, the Fund respectfully notes that Instruction C.3(b) to Form N-1A provides that the Fund may include information in the statutory prospectus that is not otherwise required, as long as it (1) is not in response to Items 2 through 8; (2) is not incomplete, inaccurate, or misleading; and (3) does not obscure or impede an investor’s understanding of the information that is required in the prospectus.  Further, the Instruction to Item 1(a) of Form N-1A expressly provides that the front cover page may include “any additional information” that is allowed by Instruction C.3(b).  The Fund believes that the disclosure referenced above meets the requirements of Instruction C.3(b) and intends to keep it on the cover page of the statutory prospectus.

Summary Information

4. Please delete the reference in this section to the Fund’s Nasdaq Symbol.  In the Fund Fees and Expenses table, please include a parenthetical that identifies the wire redemption fee (do not include this information as a footnote).  Revise the captions related to the fee waivers and net expenses to more closely mirror the captions recommended in Instruction 3(e) to Item 3 of Form N-1A.  Simplify the footnote related to the fee waiver arrangement, limiting the disclosure to that required by Instruction 3(e) to Item 3 of Form N-1A, which requires that the Fund “disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”

Response:  The Fund will delete the reference to the Fund’s Nasdaq Symbol, and will revise the other disclosure as requested.  The revised disclosure will read substantially as follows:

The table below describes the fees and expenses that you may pay if you buy and hold shares of The Primary Trend Fund:

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a Percentage of Offering Price)	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions	None
Redemption Fee (the transfer agent charges $15 for each wire redemption)	None
Exchange Fee (the transfer agent charges $5 for each telephone exchange)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.74%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	1.23%
Total Annual Fund Operating Expenses	1.97%
Recouped Fee Waivers	0.03%(1)
Total Annual Fund Operating Expenses After Recouped Fee Waivers	2.00%

(1) The Fund’s investment adviser has contractually agreed in the investment advisory agreement to waive its advisory fee to the extent necessary to ensure that net expenses (excluding federal, state and local taxes, interest, brokerage commissions and extraordinary items) do not exceed 2.00% of the average daily net assets of the Fund.  The investment advisory agreement may be terminated by the Fund or the Fund’s investment adviser for any reason upon sixty days’ prior written notice, but is expected to continue indefinitely.  In any of the following three fiscal years, the Fund’s investment adviser may recoup waived fees, but in no event may the Fund’s expenses exceed 2.00%.

5. In the disclosure on Market Timing Risk, delete all but the first sentence.

Response:  The Fund will delete all but the first sentence so that it reads as follows:

“Market Timing Risk: Frequent purchases and redemptions of Fund shares by a shareholder may harm other Fund shareholders by interfering with the efficient management of the Fund’s portfolio, increasing brokerage and administrative costs, and potentially diluting the value of their shares.”

6. In the Performance Information section, please delete the reference to “securities indices” as the Fund only compares its performance to the S&P 500® Index, and refer instead to a broad measure of market performance.

Response:  The Fund will revise this disclosure to read as follows:

“The bar chart and table that follow provide some indication of the risks of investing in The Primary Trend Fund.  The bar chart shows changes in the Fund’s performance from year to year.  The table shows how the Fund’s average annual returns over 1, 5, and 10 years compare with those of a broad measure of market performance.  Please remember that the Fund’s past performance (before and after taxes) is not necessarily an indication of its future performance.”

7. In the Management section, please reference the portfolio managers’ titles.

Response:  The Fund will revise this disclosure to read as follows:

“Lilli Gust and Barry Arnold are the portfolio managers for The Primary Trend Fund.  Ms. Gust, President and Treasurer of the Fund, and Mr. Arnold, Vice President and Secretary of the Fund, have been the portfolio managers for the Fund for the past six years.”

8. Under the “Purchase and Sale of Fund Shares” section, please revise the disclosure to limit it to the disclosure called for under Item 6 of Form N-1A.

Response:  The Fund will revise this disclosure to read as follows:

“The minimum initial investment in the Fund is $500.  There is a $100 subsequent investment requirement by mail and a $500 subsequent investment requirement by wire transfer.  A $50 minimum exists for each additional investment made through the Automatic Investment Plan

You may redeem and purchase shares of the Fund each day the New York Stock Exchange is open.  You may redeem or purchase Fund shares by mail (The Primary Trend Fund, P.O. Box 701, Milwaukee, WI 53201-0701), or by telephone at 1-800-443-6544.  Investors who wish to redeem or purchase shares through a broker-dealer or other financial intermediary should contact the intermediary regarding the hours during which orders may be placed.”

9. Please revise the section labeled “Dividends, Capital Gains, and Taxes” to read “Tax Information.”  Add disclosure to indicate that investments held through a 401(k) may be subject to taxation at a later date.

Response:  The Fund will revise this disclosure to read as follows:

“Tax Information

The Primary Trend Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case such distributions may be taxable at a later date.”

Investment Strategies and Portfolio Holdings Disclosure

10. If the Fund’s investment objective is non-fundamental and may be changed without shareholder approval, please so state.

Response:  The Fund will add the following disclosure:

“The Primary Trend Fund may change its investment objective without obtaining shareholder approval.”

How is the Fund’s Share Price Determined?

11. Please delete the phrase “and accepts” from the sentences that talk about the net asset value that is applied to purchase orders.  Provide additional examples of situations that might require fair valuing securities.

Response:  The Fund will revise the disclosure to read as follows:

“The Fund will process purchase orders that it receives and redemption orders that it receives prior to the close of regular trading on a day that the New York Stock Exchange is open at the net asset value determined later that day.  It will process purchase orders that it receives and redemption orders that it receives after the close of regular trading at the net asset value determined at the close of regular trading on the next day the New York Stock Exchange is open.”

“Other types of securities that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) illiquid securities; (b) securities of an issuer that has entered into a restructuring; and (c) securities whose trading has been halted or suspended or primary market is closed.”

Financial Highlights

12. Please revise the table headings to conform to the headings used in Item 13 of Form N-1A.

Response:  The Fund will revise the table headings as requested.

Privacy Policy

13. Please delete the following reference: “Not part of the Prospectus”.

Response:  The Fund will revise this disclosure as requested.

Back Cover Page

14. Please ensure that the Investment Company Act File No. appears in a smaller font size.

Response:  The Fund respectfully notes that in the print version the Investment Company Act File No. appears in a smaller size.

Statement of Additional Information to the Registration Statement

Disclosure of Portfolio Holdings

15. In the discussion on disclosure to Fund service providers, in conformity with Item 16(f) with respect to the Fund’s ongoing arrangements, please disclose the frequency with which the information about portfolio securities is disclosed to such parties and the length of the lag between the date of the information and the date of the disclosure to such parties.

Response:  The Fund will revise the disclosure to read as follows:

“The Fund has entered into arrangements with certain third party service providers for services that require these groups to have access to the Fund’s portfolio holdings from time to time, on an ongoing basis.  As a result, such third party service providers will receive portfolio holdings information prior to and more frequently than the public disclosure of such information.  There is no set frequency at which this information is provided to Fund service providers, as it is only provided on an as needed basis in connection with their services to the Fund, and the need for such disclosure arises from time to time throughout the year.  As a result, there is also no set time between the date of such information and the date on which the information is publicly disclosed.  In each case, the Board of Directors has determined that such advance disclosure is supported by a legitimate business purpose and that each of these parties is contractually and/or ethically prohibited from disclosing the Fund’s portfolios unless specifically authorized by the Fund.”

Directors and Officers of the Company

16. Please revise the table headings to indicate that directorships are provided for the past five years.  Add to the table the length of time that Ms. Gust has served with the Fund.  Please expand the disclosure on the qualification of the directors, and make it more specific to each director.  Please expand the disclosure on the board leadership structure, focusing specifically on why the current structure is appropriate for the Fund.

Response:  The Fund will revise the disclosure as requested.  In particular, with respect to the disclosure related to director qualifications and board leadership structure, the revised disclosure will read as follows:

“Barry S. Arnold has been a director and portfolio manager of the Fund for over 13 years.  His experience and skills as a portfolio manager, as well as his familiarity with the investment strategies utilized by the Adviser and with the Fund’s portfolio, led to the conclusion that he should serve as a director.  Clark J. Hillery’s experience as a businessman, most recently as Director of Team Services for the Milwaukee Bucks, has honed his understanding of financial statements and the issues that confront businesses, and his diligent and thoughtful service as a director of the Fund for 12 years has provided him with solid understanding of the mutual fund industry.  As the managing member of Lakeland Business Properties LLC, William J. Rack is familiar with running a business and addressing the issues that confront businesses, and he has a good understanding of financial statements.  Further, Mr. Rack’s diligent and thoughtful service as a director of the Fund for 8 years has provided him with a solid understanding of the mutual fund industry.  Each of Messrs. Hillery and Rack takes a conservative and thoughtful approach to addressing issues facing the Fund.  The combination of skills and attributes discussed above led to the conclusion that each of Messrs. Hillery and Rack should serve as a director.”

“The Board of Directors has general oversight responsibility with respect to the operation of the Company and the Fund.  The Board has engaged the Adviser to manage the Fund and is responsible for overseeing the Adviser and other service providers to the Company and the Fund in accordance with the provisions of the Act and other applicable laws.  The Board has established an Audit Committee to assist the Board in performing its oversight responsibilities.

The Company does not have a Chairman of the Board, nor does the Company have a lead disinterested director.  The small size of the Board of Directors, consisting of one interested director and two disinterested directors, facilitates open discussion and significant involvement by all of the directors without the need for a formal Chairman or lead disinterested director.  Mr. Arnold’s in-depth knowledge of the Fund’s portfolio and operations enables him to effectively help set board agendas and ensure appropriate processes and relationships are established with both the Adviser and the Board, while the business acumen of Messrs. Hillery and Rack, and long experience in the mutual fund industry serving as directors of the Fund, enables them to effectively and accurately assess the information being provided to the Board to ensure that they are appropriately fulfilling their fiduciary duties to the Fund and its shareholders.  In light of these factors, the Company has determined that its leadership structure is appropriate.”

Summary Prospectus

17. Please provide us the text of the legend you would use on the summary prospectus.

Response:  If the Fund elects to use a summary prospectus, the legend would read as follows:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s prospectus and other information about the Fund online at www.primarytrendfunds.com.  You can also get this information at no cost by calling (800) 443-6544 or by sending an e-mail request to info@primarytrendfunds.com.  The Fund’s prospectus and statement of additional information, both dated October 31, 2010, as supplemented from time to time, are incorporated by reference into this Summary Prospectus.

* * *
As requested by the Staff, the Fund is enclosing a “Tandy” statement with this response letter.  If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/Peter D. Fetzer

Peter D. Fetzer
Enclosures

cc:	Lilli Gust (w/ enclosures)
The Primary Trend Fund

Richard L. Teigen (w/ enclosures)
Foley & Lardner LLP

October 27, 2010

Via EDGAR System

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Post-Effective Amendment No. 33 to Form N-1A of The Primary Trend Fund, Inc.
(Filed on August 27, 2010)

Ladies and Gentlemen:

The Primary Trend Fund, Inc., a Wisconsin corporation (Investment Company Act File No. 811-04704), which consists of one portfolio, the Primary Trend Fund (the “Fund”), in response to the oral comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced amended registration statement (the “Registration Statement”), hereby acknowledges that:

1. the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2. Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

3. the Fund may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours

THE PRIMARY TREND FUND, INC. By: /s/Lilli Gust Lilli Gust, President